Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

Chicago Board of Trade

Chicago Board of Trade

日経平均
10441.

CBOT/CME: A Combination to Compete Successfully in the Global Marketplace June 21, 2007 Presentation to ISS

JUNE 2007
Certain statements in this presentation may contain forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995 and includes any use of the words “may,” “should,” “could,” “expects,” “plans,” “anticipates,”
“believes,” “estimates,” “predicts,” “potential” or “continue”.  These statements are based on management’s current expectations and involve assumptions that may be subject to change or risks and uncertainties that could cause actual results to differ materially from those set forth in the statements.  Accordingly, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statement contained in this presentation.  The factors that may affect our performance may be found in the joint proxy statement/prospectus described below and the Annual
Report on Form 10-K and other periodic reports filed by CBOT Holdings, Inc. with the U.S. Securities and Exchange
Commission (“SEC”).  These filings can be obtained at the SEC’s website at www.sec.gov.  We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
Important Merger Information
In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings
Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus and supplement regarding the proposed transaction.  INVESTORS ARE URGED TO READ
THE JOINT PROXY STATEMENT/PROSPECTUS AND SUPPLEMENT REGARDING THE PROPOSED TRANSACTION
BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors are able to obtain a free copy of the joint proxy statement/prospectus and supplement, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and supplement can also be obtained without charge by directing a request to CBOT Holdings, Inc., Attn: Investor Relations, at 141 West
Jackson, Chicago, Illinois 60604 or calling (312) 435-3500. CBOT and its respective directors and executive officers and other members of management and employees and other CBOT members may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction.  Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2007 annual meeting of stockholders, dated
March 29, 2007.  Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section
10 of the Securities Act of 1933, as amended.
Forward-Looking Statements

2 Overview Sector and Company Overview Transaction Summary & Process Strategic Fit Risk of Combination with ICE

Industry Trends
Globalization
Rapid international growth
Technological advances
Increased trading speed
Shifts in production and consumption
Industry consolidation
Intensifying global competition among futures,
cash and over-the-counter markets

2.1
2.6
3.4
4.0
4.6
6.1
2001 2002 2003 2004 2005 2006
Large, Expanding Market Strong Secular Trends
Source: Futures Industry Association
Note:     Excludes options on individual equities
Global Futures & Options on
Futures Contract Volume
(Billions of contracts)
Technological Advances
Globalization
Emerging Economies and
Urbanization
Commodities as an Asset
Class
Importance of Risk
Management
Asset Class Convergence
U.S. Government Spending
Deregulation
Secular Growth Drivers

CBOT’s Platform
Leading Futures and Options-on-Futures Exchange
Global liquidity provider via electronic and / or open-
auction platforms
Serves large, growing markets
Sophisticated market participants
Four broad product groups:
Interest Rate
Agricultural
Equity Index
Metals, Energy, and Other

Powerful Business Model - Producing Solid Results
Diverse and
High Quality
Product Set
Global Reach
Leading Market
Position
Common
Clearing Link
Hybrid Market
Structure
Proven Track
Record and
Significant
Operating
Leverage

1,037
1,365
1,804
2,372
2,677
3,211
3,866
3,108
7%
20%
31%
20%
28%
44%
40%
48%
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
2001 2002 2003 2004 2005 2006 1Q06 1Q07
0%
25%
50%
75%
Average Daily Volume (000's) Operating Margin (%)
Strong Operating Leverage: Record Volume and Earnings
Item 2001-2006 CAGR
Avg. Daily Volume 25%
Revenues 20%
Expenses 8%

8 Agenda Sector and Company Overview Transaction Summary & Process Strategic Fit Risk of Combination with ICE

All CBOT stockholders would receive a cash dividend of $9.14 per share of Class A common stock if the CBOT/CME merger closes
Dividend:
The right to continue as a class member in the CBOE lawsuit with upside recovery potential and a guarantee, even if the lawsuit is lost, of up to a $250,000 payment;
OR
For members who do not want to pursue the lawsuit, the right to sell their Exercise
Right Privilege to the corporation for $250,000 payable following the closing of the merger
Cap removed on CBOE Exercise Rights litigation
Exercise Rights:
Mid-2007 (subject to shareholder and CBOT member approvals); HSR regulatory condition has been satisfied
Anticipated Closing:
Accretive to earnings of the combined company on a cash basis within 12 months and on a GAAP basis within 12-18 months after the closing
Expected Accretion:
For each CBOT share, shareholders will receive 0.3500 CME shares
All stock transaction; cash election eliminated
Consideration:
30 Directors to include 20 Directors from CME and 10 Directors from CBOT until
2012
Board of Directors:
CME Shareholders:   65.4%
CBOT Shareholders: 34.6%
Pro Forma Ownership:
Transaction Summary

Board Structure and Transaction Committees
CBOT Holdings Board
17 directors
11 directors are parent directors elected exclusively by holders of Class A common stock
6 directors are subsidiary directors elected exclusively by a voting trust which holds the Class B common stock and is obligated to elect directors to the CBOT
Holdings Board who were elected to serve on the CBOT Board by the Series B-1 and Series B-2 members of CBOT
Advisor – JPMorgan
Legal Counsel – Mayer Brown Rowe & Maw
Transaction Committee
Special Transaction Committee
Advisor - Lazard Freres & Co.
Legal Counsel – Latham & Watkins LLP
Non-ER Members Committee
Legal Counsel – McDermott Will and Emery
CBOT Board
Identical to CBOT Holdings Board

Overview of Special Committees
Two separate committees, comprised of independent and disinterested directors
Special Transaction Committee
Jackie Clegg, Managing Partner, Clegg International Consultants, LLC
Larry G. Gerdes, Chairman, President & Chief Executive Officer, Transcend Services, Inc.
Non-ER Members Committee
James P. McMillin, Vice President, Municipal Bond Sales and Trading, Raymond James &
Associates, Inc.
Special committees were advised by:
Latham (legal counsel to the special transaction committee)
Lazard (financial advisor to the special transaction committee)
CSC Consulting, Inc., (independent technology consultant to the special transaction committee)
McDermott Will and Emery (legal counsel to the non-ER members committee)
Special committees consulted with:
CBOT board of directors
CBOT management
Mayer Brown (CBOT Holdings’ legal counsel)
JPMorgan (CBOT Holdings’ financial advisor)

Special Committees: Process
Actively participated in negotiations with CME
Financial aspects of the transaction
Drafting of the merger agreements
Completed comprehensive and independent evaluation of ICE proposal
Participated in due diligence review of ICE, including attending due diligence meetings with ICE and monitoring management’s participation in the due diligence process
Retained an independent technology consultant to evaluate:
Capability and scalability of ICE’s technology and trading and clearing platforms
Feasibility, risks, timing and cost of certain integration-related projects
Established separate lines of communication with ICE and its advisors
Afforded ICE and its advisors the opportunity to have discussions independent of the CBOT Holdings board and its advisors or CBOT Holdings’
management
Actively participated in negotiations related to the ICE proposal, including multiple requests for ICE to improve its proposal from both financial and legal perspectives

Timeline
Oct. 17: Announce initial merger agreement
March 15: Receive unsolicited proposal from ICE
March 19: Boards authorize discussions with ICE
Teams and processes established to review ICE bid
Meetings and document review begin
March 25-April 27: Thorough due diligence review of ICE, including independent technology assessment by CSC Consulting
Preliminary reports presented to Boards and Special Committees
May 7-11: Boards and Special Committees meet and review findings and process; Negotiate with both ICE and CME to improve their offers
May 11: Revised CBOT/CME merger agreement approved and announced;
Board determines that ICE bid is NOT superior
June 11: DOJ announces completion of its review
June 12: ICE submits revised proposal
June 14: CME/CBOT announce enhanced terms; Board determines that revised ICE proposal is NOT superior

Factors Considered by Boards
Long term shareholder value
Potential synergies
Risks to franchise
Integration and execution risk, especially clearing and technology
Competitive dynamics
Future growth opportunities and strategic fit
Access to new products
Globalization
Customer and market
Ability to cross-margin, burden on customer of transition of platforms
Other factors described in joint proxy statement/prospectus and
June 17, 2007 supplement

15 Agenda Sector and Company Overview Transaction Summary & Process Strategic Fit Risk of Combination with ICE

Chicago Board of Trade

cme

Chicago Mercantile Exchange

Chicago Board of Trade

CME/CBOT: A Strategic Fit
Creates world’s largest futures exchange
Clearly aligned with CBOT’s strategic vision
Better positioned to pursue immediate and long-term
growth opportunities
Entails low integration and execution risk
Generates substantial synergy potential

CME Combination Aligned with CBOT Strategic Vision
Expands access to global markets
Offers innovative new trading opportunities
Enhances depth and breadth of liquidity that we provide
the marketplace
Provides long-term value to stockholders
Ability to close deal quickly and focus on strategic growth
initiatives

Can immediately pursue OTC growth opportunities
Greater diversity of revenues
Complementary products create opportunities for
significant revenue/growth synergies
Financials, equities and agricultural products
Both organizations have proven track record of long-term
growth
Better Positioned for Immediate and Long-Term
Growth Opportunities

Entails Low Integration and Execution Risk
Builds on strong productive relationship between CME
and CBOT over many years
CME and CBOT have proven track record in integration
Successful integration of CCL in 9 months
CME integration of NYMEX in 2 months
Speed to integration
Migration to Globex expected Q1 2008
Trading floor consolidation expected Q2 2008
Bringing together a larger pool of liquidity providers
Leveraging CBOT investments in floor technologies
Have completed more than seven months of detailed
integration planning
Ready to go on Day One

Cost synergies of $150 million already identified
Includes technology, trading floor consolidation and administrative
Expected to be accretive to earnings on a cash basis within 12 months and on a GAAP basis within 12-18 months
Share repurchase expected to provide additional earnings accretion
Opportunity for significant revenue synergies anticipated to be $75 million or more
Largest, most scalable platforms
Strong product innovation: combining two strong R&D teams
Opportunities for cross-selling in multiple geographies are significant
Broadest global presence
Improved efficiencies for members and member firms
Single electronic platform and trading floor offers greater efficiencies
Substantial Synergy Potential: Realizable & Certain

Opportunities for Significant Revenue Synergies
Cross-Selling
• Product complementarities
significantly increase cross
selling opportunities
Product Innovation
• Yield curve products
• Spread products/functionalities
• Strong entry point for credit,
corporate bond and cash
treasury markets
Large
Scalable Platforms
• Trade matching
• Clearing processing
Broadest Global Presence
• Immediate customer base
growth in 80+ countries
• Immediate product/business
development opportunities
$75
million

22 Overview Sector and Company Overview Transaction Summary & Process Strategic Fit Risk of Combination with ICE

Combination with ICE Presents Significant Risks
Franchise Risk – Integration and Execution
Electronic trading and clearing migration will take at least 24 months, with timeline labeled as “aggressive” and subject to
“many risks” by CSC Consulting
Expiration of existing service agreements not aligned with each other or integration timeframe
Possibility of obtaining extensions of time on clearing and
technology contracts from NYSE and CME
Uncertain whether extensions could be obtained and expire
at same time

Integration Risk – Missed Opportunities
Product development may be adversely affected during
migration to ICE platform
Loss of critical personnel anticipated during migration
creates additional risk for business
Protracted integration process would put CBOT at
competitive disadvantage in a rapidly changing industry
New functionality would be adversely affected as efforts
would be focused on replicating existing functionality on
ICE’s platform
Lost opportunities for expansion due to increased
leverage in ICE transaction

Chicago Board of Trade

CBOT/CME
Eurex
CBOT/ICE
Euronext.liffe
NYMEX

Significant Integration Risk With ICE
ICE’s current trading and clearing
platforms do not have the capacity
to serve our volume and business
model (i.e., functionality)
Necessary changes in these
systems must be properly
designed, funded and timely
implemented
Failure to achieve successful
integration carries substantial risk
Pro Forma Q107 ADV
6,454
741
3,866
3,866
0
2,000
4,000
6,000
8,000
10,000
12,000
contracts in 000s
10,320
4,607
___________________________
Note:
[1] Eurex and Euronext.liffe include individual equity and equity index options
[2] NYMEX includes Clearport
[3] Sources are company press releases and analyst presentations
7,295
3,431
1,512

Equity Research Highlights the Strategic and Operational
Advantages of a CME Transaction . . .
Howard Chen, Credit Suisse (May 30 – June 14)
“We’ve
supported this deal given its strategic fit and more limited integration/execution risk – that hasn’t changed.”
“Integration/execution risk remains our primary concern. We believe the most challenging part of integrating futures exchanges are clearing and technology—given CME and CBOT’s Common Clearing Link struck in 2003, we believe any alternative transaction would take on significantly higher clearing integration risk particularly given the scale achieved by these two exchanges.”
“We continue to highlight ICE’s merger proposal for CBOT as the greatest near-term risk to our thesis—we expect this to remain an overhang on ICE share price performance until resolution.”
“We believe one of the most difficult parts of integrating futures exchanges is clearing. The heavy lifting of a clearing conversion between CME and CBOT is already complete via the Common Clearing Link struck between the two companies in 2003. We believe any alternative transaction would take on significantly higher clearing integration risk.”
“Most importantly to us, however, is the more limited execution/integration risk of a CME-CBOT combination.”
Christopher J. Allen, Bank of America (May 21 – June 12)
“ICE did little to address integration concerns in its revised offer,
which we believe is still a major
sticking point for BOT members.”
“In the adjusted merger proposal, ICE offered contingency plans in case the integration does not proceed according to the 18 month timetable management has laid out, but does little to fully address the relative integration risks an ICE deal poses.”
“We believe the expense savings potential is higher for a CME deal rather than an ICE deal.”
Note: Permission neither sought nor received

. . . And Believes the CME Transaction Should Prevail
Edward Ditmire, Fox-Pitt (June 13)
“We believe a minority of CBOT members are strictly focused on price, and ICE likely already had their support, but most are weighing integration risk against price, and this balance hasn't changed much.”
Niamh Alexander, CIBC World Markets (June 13 – 14)
“We believe the pendulum has swung back to CME for a favorable vote.”
“We feel the deal will be won now on intangibles not easily quantified such as CBOT members' preference for a local deal and attitude to CBOE settlement.  It's not a simple question of economics in this member influenced shareholder vote, rather a 'hearts and minds' campaign from here.”
Christopher J. Allen, Bank of America (May 1 – June 14)
“At these levels, we believe BOT shareholders and members will vote for the CME deal, which we expect to be a meaningful catalyst for CME.”
Rob Rutschow, Deutsche Bank (June 12)
“While ICE's bid is superior financially, we get the sense that many CBOT members and long term holders would like to go with
CME,
given possibly greater integration and competitive risks (from CME) associated with an ICE deal.”
Michael Vinciquerra, BMO Capital Markets (June 12 – 14)
“We expect the new CME offer will win shareholder approval July 9.”
“Our conversations with CBOT shareholders/members indicate that while they’d certainly like an even richer bid, they view the CME merger as more appealing owing to a more similar culture and the CME’s dedication to some floor-based operations.”
Richard Repetto, Sandler O’Neill (June 13)
“We believe skeptics assume that ICE will not get the BOT deal and that ICE could be a takeover candidate.”
Note: Permission neither sought nor received

CME/CBOT: A Strategic Fit
Creates world’s largest futures exchange
Clearly aligned with CBOT’s strategic vision
Better positioned to pursue immediate and long term
growth opportunities
Entails low integration and execution risk
Generates substantial synergy potential